[Company Letterhead]




March 10, 2008

VIA FACSIMILE TO (202) 772-9210 AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, D.C.  20549

Attention:  Mr. Matthew Crispino

Re:	Vital Products, Inc.
File No. 333-127915

Dear Mr. Crispino:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Vital Products, Inc. (the "Company"), hereby requests that the above-captioned Registration Statement on Form S-1 (the "Registration Statement") be accelerated to Tuesday, March 11, 2008 at 4:00 pm EST or as soon as practicable thereafter. We acknowledge that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting our request is very much appreciated. Please call Amy Trombly at (617) 243-0060 if you have any questions or if we can otherwise be of assistance to you.

Very truly yours,

/s/ Michael Levine
------------------------
Michael Levine
Chief Executive Officer



cc:  Amy Trombly, Esq.


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